EXHIBIT 1

August 31, 2005
FOR IMMEDIATE RELEASE
Enerplus Resources Fund
TSX:     ERF.UN
NYSE:    ERF

ENERPLUS ANNOUNCES CASH DISTRIBUTION
AMOUNT FOR SEPTEMBER 2005

Enerplus Resources Fund is pleased to confirm that a cash distribution in the amount of CDN$0.37 (thirty-seven cents) per unit will be payable on September 20, 2005, to all Unitholders of record on September 10, 2005. The ex-distribution date for this payment is September 7, 2005.

The CDN$0.37 (thirty-seven cents) per unit is equivalent to approximately US$0.31 (thirty-one cents) per unit if converted using a Canadian/US dollar exchange ratio of 1.20. The US dollar equivalent distribution will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The Fund’s new trailing twelve month distribution paid totals CDN$4.24 (four dollars and twenty-four cents) per unit. For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.